UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

December 18, 2018
Date of Report (Date of earliest event reported)

COMMISSION FILE NUMBER: 001-35370

LUXFER HOLDINGS PLC
(Name of registrant)

Lumns Lane
Manchester
M27 8LN England
 (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐     No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

Entry into Material Definitive Agreements

Arrangement Agreement
On December 18, 2018, Luxfer Holdings PLC (NYSE: LXFR) (the “Company”), 2671219 Ontario Inc., a wholly-owned subsidiary of the Company (the “Purchaser”), and Neo Performance Materials, Inc. (“Neo”), entered into a definitive arrangement agreement (the “Arrangement Agreement”), pursuant to which, subject to the terms and conditions set forth therein, the Purchaser will acquire all of the issued and outstanding shares of Neo, as part of a court-approved plan of arrangement under Canadian law (the “Arrangement”). Upon consummation of the transaction, Neo will become a wholly-owned subsidiary of the Company. The boards of directors of the Company and Neo have approved the Arrangement Agreement. A copy of the Arrangement Agreement is filed as Exhibit 2.1 and incorporated herein by reference.
At the closing of the transaction, pursuant to the terms and subject to the conditions of the Arrangement Agreement, each outstanding share of Neo (other than such shares with respect to which dissent rights have been validly exercised and not withdrawn) will be converted into the right to receive (i) C$8.00 in cash and (ii) 0.395 shares of the Company.
Upon completion of the transaction, existing Neo shareholders will own approximately 36 percent and existing Company shareholders will own approximately 64 percent of the outstanding shares of the combined company. The transactions contemplated by the Arrangement Agreement will be submitted for adoption and approval at meetings of the shareholders of the Company and Neo, respectively.
The completion of the transaction is subject to customary closing conditions, including among other things, receipt of court and shareholder approvals and receipt of regulatory approvals. The closing of the transaction is not subject to financing. The Arrangement Agreement contains certain customary and other representations and warranties and covenants. The Company and Neo anticipate that the transaction will be completed in the first half of 2019.
In connection with the transaction, immediately after the closing, it is contemplated that the Company board of directors will be comprised of the existing members of the Company board of directors, in addition to (i) one director designated by any Neo shareholder that holds a number of Neo shares that will entitle such holder to receive an amount equal to or greater than 15 percent of the outstanding Company shares issued and outstanding on a pro forma basis, for so long as such shareholder holds at least 15 percent  of the outstanding shares of the Company and (ii) up to two independent directors from the Neo board of directors.
Directors of the Company and each of the chief executive officer and chief financial officer of the Company have entered into a voting agreement pursuant to which they have agreed to vote their shares of Company common stock in favor of the Arrangement. A copy of this voting agreement is filed as Exhibit 10.1 and incorporated herein by reference.
The Arrangement Agreement also provides for certain termination rights for both parties, and further provides that, upon termination of the Arrangement Agreement under specified circumstances, Neo may be required to pay the Company a termination fee of US$21.5 million. Additionally, upon termination of the Arrangement Agreement under specified circumstances, a party may be required to reimburse the other party for all out-of-pocket expenses relating to the transactions contemplated by the Arrangement Agreement, up to a maximum amount of US$3.5 million.
The foregoing description of the Arrangement Agreement and the voting agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement and the voting agreement, which are filed as Exhibit 2.1 and Exhibit 10.1 hereto, respectively.

Neo Voting and Support Agreements
Simultaneously with the execution of the Arrangement Agreement, the Company entered into Voting and Support Agreements with each of OPPS NPM S.À R.L and OPPS II NPM SARL (collectively, the “OPPS Voting Agreements”), in its capacity as a shareholder of Neo (collectively, “OPPS”). Each OPPS Voting Agreement provides, among other things, that OPPS will vote the shares of Neo owned beneficially or of record by it that are subject to the OPPS Voting Agreement in favor of the approval of the transactions contemplated by the Arrangement Agreement.
Each OPPS Voting Agreement will terminate on the earliest to occur of (i) mutual agreement of the parties, (ii) termination of the Arrangement Agreement in accordance with its terms, (iii) the closing of the transactions contemplated by the Arrangement Agreement, (iv) the failure of the transaction to close by the outside date of May 17, 2019, unless extended in accordance with the Arrangement Agreement, (v) termination by the Company if OPPS breaches its representations and warranties or covenants, and (iv) termination by OPPS if the Company, without the prior written consent of OPPS in its sole discretion, varies the terms of the Arrangement Agreement in a manner that is materially adverse to OPPS. A copy of each OPPS Voting Agreement is filed as Exhibit 10.3 and Exhibit 10.4 respectively, and incorporated herein by reference.
Directors of Neo and each executive officer of Neo have entered into a voting agreement pursuant to which they have agreed to vote their shares of Neo common stock in favor of the Arrangement. A copy of this voting agreement is filed as Exhibit 10.2 and incorporated herein by reference.
The foregoing description of each OPPS Voting Agreement and the voting agreement entered into by the Neo directors and executive officers does not purport to be complete and is qualified in its entirety by reference to the full text of the OPPS Voting Agreement and such voting agreement, which are filed as Exhibit 10.2 and Exhibit 10.3 hereto, respectively.
Joint Press Release
On December 18, 2018, the Company and Neo jointly issued a press release announcing, among other things, the entry into the Arrangement Agreement. A copy of this press release is furnished and attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Forward Looking Statements
Certain statements contained herein includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are often identified by words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “hope,” “may,” “potential,” “upside,” and other similar expressions.
Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from the Company’s expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company’s actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Risks and uncertainties related to the proposed transactions include, but are not limited to, the occurrence of any event, change or other circumstance that could give rise to the termination of the arrangement agreement; the failure of the parties to satisfy conditions to completion of the proposed arrangement, including the failure of the Company’s stockholders to approve the proposed arrangement or the failure of the parties to obtain required regulatory approvals; the risk that regulatory or other approvals are delayed or are subject to terms and conditions that are not anticipated; changes in the business or operating prospects of the Company or its businesses; changes in health care and other laws and regulations; the impact of the announcement of, or failure to complete, the proposed arrangement on our relationships with employees, customers, vendors and other business partners; and potential or actual litigation. In addition, these statements involve risks, uncertainties, and other factors detailed from time to time in the Company’s Annual Report on Form 20-F, Quarterly Reports and Current Reports on Form 6-K filed with the Securities and Exchange Commission (the “SEC”).

Many of these factors are beyond the Company’s control. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance. The Company disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.
Additional Information and Where to Find It
The Company will file with the SEC and mail to its stockholders a proxy statement in connection with the proposed arrangement. We urge investors and security holders to read the proxy statement when it becomes available because it will contain important information regarding the proposed arrangement. You may obtain a free copy of the proxy statement (when available) and other related documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. You also may obtain the proxy statement (when it is available) and other documents filed by the Company with the SEC relating to the proposed arrangement for free by accessing the Company’s website at www.luxfer.com by clicking on the link for “Investors”, then clicking on the link for “SEC Filings.”
Participants in the Solicitation
The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed arrangement. Information regarding the interests of these directors and executive officers in the proposed arrangement will be included in the proxy statement when it is filed with the SEC. You may find additional information about the Company’s directors and executive officers in the Company’s Annual Report on Form 20-F, which was filed with the SEC on March 19, 2018. You can obtain free copies of these documents from the Company using the contact information above.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Arrangement Agreement, dated as of December 18, 2018, by and among Luxfer Holdings PLC, 2671219 Ontario Inc. and Neo Performance Materials, Inc.*
10.1	Form of Voting Agreement, dated as of December 18, 2018, between certain directors and the executive officers of Luxfer Holdings PLC and Neo Performance Materials, Inc.
10.2	Form of Voting Agreement, dated as of December 18, 2018, between the directors and executive officers of Neo Performance Materials, Inc. and Luxfer Holdings PLC.
10.3	Voting and Support Agreement, dated as of December 18, 2018, by and among Luxfer Holdings PLC, 2671219 Ontario Inc. and OPPS NPM S.À R.L.
10.4	Voting and Support Agreement, dated as of December 18, 2018, by and among Luxfer Holdings PLC, 2671219 Ontario Inc. and OPPS NPM II S.À R.L.
99.1	Joint Press Release issued December 18, 2018, announcing the transactions.
* Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 18, 2018	LUXFER HOLDINGS PLC
/s/ Alok Maskara
Name: Alok Maskara
Title: Chief Executive Officer